================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 26)


                                THE LIMITED, INC.
                                (Name of Issuer)


   COMMON STOCK, $0.50 PAR VALUE                       532716-10-7
--------------------------------------   ---------------------------------------
   (Title of class of securities)                     (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 21, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 2
-----------------------------------------------------------------                --------------------------------------------
----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            44,169,828
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          32,158,223
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       45,294,107
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     32,158,223

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  77,452,330

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 3
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Abigail S. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                               -0-
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          10,008,223
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                          -0-
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     10,008,223

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,008,223

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       3

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 4
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Foundation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------- -------- --------------------------------------------- --------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                                -0-
         SHARES
                          -------- --------------------------------------------- --------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                              -0-
        OWNED BY
                          -------- --------------------------------------------- --------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                           -0-
       REPORTING
                          -------- --------------------------------------------- --------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                         -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   -0-

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       4

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 5
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                              15,650,000
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                         15,650,000
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   15,650,000

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.0%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       5

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 6
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Children's Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- ----------------------------------------------------------------- -----------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Ohio

------------------------------- -------- ------------------------------------------ -----------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                             -0-
            SHARES
                                -------- ------------------------------------------ -----------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                           -0-
           OWNED BY
                                -------- ------------------------------------------ -----------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                        -0-
          REPORTING
                                -------- ------------------------------------------ -----------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                      -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   -0-

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       6

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 7
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Children Holdings
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- --------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                            4,296,630
            SHARES
                                ------ ----------------------------------------- --------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                        4,296,630
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                      -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,296,630

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       7

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 8
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Wexner Children's Trust II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                               [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- --------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           6,500,000
            SHARES
                                ------ ----------------------------------------- --------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      6,500,000
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  6,500,000

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.3%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       8

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 9
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Children Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                               [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- --------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           25,000,000
            SHARES
                                ------ ----------------------------------------- --------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      25,000,000
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  25,000,000

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.8%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       9

-----------------------------------------------------------------                --------------------------------------------
CUSIP No. 532716-10-7                                                   13D                               Page 10
-----------------------------------------------------------------                --------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Birthday Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [_]
                                                                                                                     (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                               [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- --------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- --------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           5,703,370
            SHARES
                                ------ ----------------------------------------- --------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      5,703,370
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,703,370

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.1%

----------------- ----------------------------------------------- -----------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


           This Amendment No. 26 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 25 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").


Item 2.    Identity and Background.

           Item 2 is amended as follows:

           The Wexner Children's Trust II is a trust organized under the laws of Ohio. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trust is revocable by Leslie H. Wexner, and the trustee is Jeffrey E. Epstein.

           The Children Trust is a trust organized under the laws of Ohio. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trustee of the trust is Leslie H. Wexner.

           The Birthday Trust is a trust organized under the laws of Ohio. Its principal business is investments, and its principal office is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. The trustee of the trust is Abigail S. Wexner.

           One of the trustees of Health and Science Interests II, Jeffrey E. Epstein, was substituted with Financial Trust Company, Inc., a U.S. Virgin Islands corporation, of which Mr. Epstein is the sole stockholder, a director and the president. Financial Trust Company, Inc. is principally engaged in providing financial consulting services. The address of Financial Trust Company, Inc. is 6100 Red Hook Quarter, Suite B-3, United States Virgin Islands 00801.

           Information required by Item 2 of Schedule 13D with respect to Leslie
H. Wexner, Abigail S. Wexner, and Jeffrey E. Epstein has been reported previously.

           During the last five years neither The Wexner Children's Trust II, The Children Trust, nor The Birthday Trust has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

           On March 25, 2002, Jeffrey E. Epstein resigned as trustee of Wexner Children Holdings.

           Each of The Wexner Foundation and The Wexner Children's Trust ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 26 are incorporated herein by reference. As of March 27, 2002, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 517,379,391, being based on the number of shares outstanding as of February 15, 2002 as reported in the Company's proxy statement, dated February 20, 2002, for a special meeting of stockholders (429,285,140 shares), plus the approximate number of shares issued by the Company in connection with its acquisition of Intimate Brands, Inc. ("IBI") on March 21, 2002 (88,094,251 shares, being the product of the exchange ratio (1.10) and the number of shares of Class A common stock of IBI outstanding as of January 30, 2002 as reported in the proxy statement (80,085,683 shares)).

                                                                                           Percent
              Person                              Number of Shares                        of Class
       -------------------                    -------------------------               -----------------
1.    Leslie H. Wexner                           77,452,330 (1)(3)(4)(5)(7)(8)              14.9%
2.    Abigail S. Wexner                          10,008,223 (2)(6)(9)                        1.9%
3.    The Wexner Foundation                               0 (3)                             --
4.    Health and Science Interests II            15,650,000 (4)                              3.0%
5.    The Wexner Children's Trust                         0 (5)                             --
6.    Wexner Children Holdings                    4,296,630 (6)                              0.8%
7.    The Wexner Children's Trust II              6,500,000 (7)                              1.3%
8.    The Children Trust                         25,000,000 (8)                              4.8%
9.    The Birthday Trust                          5,703,370 (9)                              1.1%



------------------------------
(1) Includes: 1,124,279 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of February 28, 2002) over which he exercises dispositive but not voting control; and 2,680,252 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 10,008,223 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

(2) Includes 4,980 shares issuable within 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 67,444,107 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, as the trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(4) Power to vote or direct the disposition of the 15,650,000 shares held by Health and Science Interests II may be deemed to be shared by its two trustees Leslie H. Wexner and, through a wholly-owned corporation, Jeffrey E. Epstein. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(5) Power to vote or direct the disposition of the shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(6) Power to vote or direct the disposition of the 4,296,630 shares held by Abigail S. Wexner as the sole trustee of Wexner Children Holdings.

(7) Power to vote or direct the disposition of 6,500,000 shares held by The Wexner Childen's Trust II may be deemed to be shared by Leslie H. Wexner, who may revoke the trust, and Jeffrey E. Epstein, as trustee.

(8) Power to vote or direct the disposition of the 25,000,000 shares held by Leslie H. Wexner as the sole trustee of The Children Trust.

(9) Power to vote or direct the disposition of the 5,703,370 shares held by Abigail S. Wexner as the sole trustee of The Birthday Trust.

           (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 26 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) In addition to the transactions described in Item 6 of this Amendment No. 26 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transactions in the Common
Stock:

                              Date of              Amount of             Price per                    Where and
     Person                 Transaction            Securities              Share                    How Effected
     ------                 -----------            ----------              -----                    ------------
Abigail S. Wexner             2/4/02       Option to purchase 1,000         N/A           Mrs. Wexner, for service as a
                                           shares                                         director of the Company, received an
                                                                                          option from the Company to purchase
                                                                                          1,000 shares of Common Stock at
                                                                                          $17.75 per share.  The option
                                                                                          expires on 2/4/12 and vests in
                                                                                          installments as follows:  2/4/03 -
                                                                                          250 shares; 2/4/04 - 250 shares;
                                                                                          2/4/05 - 250 shares; and 2/4/06 -
                                                                                          250 shares.


                                       13

                              Date of              Amount of             Price per                    Where and
     Person                 Transaction            Securities              Share                    How Effected
     ------                 -----------            ----------              -----                    ------------

Leslie H. Wexner              3/21/02                  143,722 shares       N/A           Mr. Wexner, as a stockholder of
                                                                                          Intimate Brands, Inc. ("IBI"),
                                                                                          received 143,722 shares of Common
                                                                                          Stock from the Company in connection
                                                                                          with completion of the Company's
                                                                                          acquisition of IBI by means of a
                                                                                          short-form merger ("Merger") of IBI
                                                                                          with and into a wholly-owned
                                                                                          subsidiary of the Company, pursuant
                                                                                          to the merger agreement.

Leslie H. Wexner              3/21/02      Option to purchase               N/A           Mr. Wexner, as a holder of an option
                                           231,000 shares                                 to purchase shares of stock of IBI,
                                                                                          received an option to purchase
                                                                                          231,000 shares of Common Stock from
                                                                                          the Company in connection with
                                                                                          completion of the Company's
                                                                                          acquisition of IBI by means of the
                                                                                          Merger, pursuant to the merger
                                                                                          agreement. The option to purchase
                                                                                          Common Stock has an exercise price
                                                                                          of 9.3453 per share, expires on
                                                                                          7/18/06, and is fully exercisable.

Health and Science            3/27/02                   49,700 shares       $17.5183      NYSE (sale)
Interests II


           (d), (e): Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           On March 26, 2002, The Wexner Children's Trust distributed 14,999,700 shares of Common Stock to Leslie H. Wexner, and on the same date, Mr. Wexner transferred the same shares to Health and Science Interests II, in each case, without consideration in exchange.

           Item 2 of this Amendment No. 26 to Schedule 13D is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

   Exhibit 1      Joint Filing Agreement by and among Leslie H. Wexner, Abigail
                  S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust, dated March 27, 2002.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2002

                         Leslie H. Wexner
                         ----------------------------------------------------
                         Leslie H. Wexner


                         Abigail S. Wexner
                         ----------------------------------------------------
                         Abigail S. Wexner


                         THE WEXNER FOUNDATION

                         By: Darren K. Indyke
                             ------------------------------------------------
                             Darren K. Indyke, Secretary


                         HEALTH AND SCIENCE INTERESTS II

                         By: Leslie H. Wexner
                             ------------------------------------------------
                             Leslie H. Wexner, Trustee


                         THE WEXNER CHILDREN'S TRUST

                         By: Leslie H. Wexner
                             ------------------------------------------------
                             Leslie H. Wexner, Trustee


                         WEXNER CHILDREN HOLDINGS

                         By: Abigail S. Wexner
                             ------------------------------------------------
                             Abigail S. Wexner, Trustee


                         THE WEXNER CHILDREN'S TRUST II

                         By: Jeffrey E. Epstein
                             ------------------------------------------------
                             Jeffrey E. Epstein, Trustee

                         THE CHILDREN TRUST

                         By: Leslie H. Wexner
                             ------------------------------------------------
                             Leslie H. Wexner, Trustee


                         THE BIRTHDAY TRUST

                         By: Abigail S. Wexner
                             ------------------------------------------------
                             Abigail S. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

  Exhibit No.
  -----------

   Exhibit 1      Joint Filing Agreement by and among Leslie H. Wexner, Abigail
                  S. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Wexner Children Holdings, The Wexner Children's Trust II, The Children Trust, and The Birthday Trust, dated March 27, 2002.